Exhibit (a)(1)(C)
Form of Individual Listing of Eligible Options
Eligible Options as of June 3, 2009*

New
Options
									Option		Outstanding
	Grant	Grant	Option						Expiration	Exchange	After
Name	Number	Date	Type	Shares	Price	Outstanding	Vested	Unvested	Date	Ratio	Exchange**

*	This is a list of your outstanding options that you may exchange for new options in the Company’s stock option exchange program. Please refer to the Offer to Exchange and other related documents for terms and conditions.

**	This is the number of new options you will receive if you decide to exchange your eligible outstanding options in the Company’s stock option exchange program. You may exchange all, some or none of your eligible outstanding options. For each eligible outstanding option you decide to exchange, you must exchange either all or none of the shares under that option. The new options will (i) be non-statutory stock options, (ii) have an exercise price equal to the fair market value of the Company’s Class A common stock on the exchange date (expected to be July 2, 2009), (iii) expire on the ten-year anniversary of the exchange date and (iv) vest as follows, subject to your continued employment with the Company or your continued service as a director of the Company, as the case may be, through each relevant vesting date: one-fifth of the new options will vest on the exchange date; and one-fifth of the new options will vest on each of the next four annual anniversaries of the exchange date.